

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 14, 2008

<u>By US Mail and Facsimile</u>

Mr. Pieter DuRand
President and CEO
Echo Resources, Inc.
500 Australian Ave. South, Suite 619
West Palm Beach, FL 33401

> **Re: Echo Resources, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed April 10, 2007**
> **File No. 0-26703**

Dear Mr. DuRand:

We issued comments to you on the above captioned filing on September 13, 2007**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 29, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 29, 2008**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Nasreen Mohammed at 202-551-3773 if you have any questions.

Sincerely,

Karl Hiller
Branch Chief